

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 28, 2025

Lee Kalowski
CFO and President
Q32 Bio Inc.
830 Winter Street
Waltham, MA 02451

> **Re: Q32 Bio Inc.**
> **Form 10-K for the year ended December 31, 2024**
> **Filed March 11, 2025**
> **File No. 001-38433**

Dear Lee Kalowski:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences